EX-99.h.v
  DIMENSIONAL FUNDS TRUST
FUND SERVICES AGREEMENT

AGREEMENT made as of ___________, by and between Dimensional Fund Advisors LP (“Dimensional”) and Dimensional Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust listed on Schedule A (each, a “Fund”).
WHEREAS, the Trust desire to retain Dimensional to render certain services required by the Funds in the manner and on the terms and conditions hereinafter set forth;
NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1.
 Provision of Services. Subject to direction of the trustees who are not “interested persons” of the Trust (the “Independent Trustees”), Dimensional shall arrange for the provision of chief compliance officer (“CCO”) services to the Trust. Dimensional shall assume liability and responsibility for, and shall administer, payments to the CCO, the Independent Trustees and counsel to the Independent Trustees in such amounts as the Independent Trustees shall determine and direct.
2.
Services Fee. As compensation for providing such services, each Fund shall pay an annual fee to Dimensional of up to 0.0044% of its average daily net assets (the “Services Fee”). The Services Fee shall be computed on the aggregate net asset value of the Fund as of the close of each business day and the sum of the daily fee accruals shall be paid monthly in arrears to Dimensional. Services for periods of less than a month shall be prorated. The dollar amount of the Services Fee paid by each Fund shall not exceed the dollar amount that such Fund would otherwise have owed in connection with the services and expenses described in Section 1.
3.
Duration, Termination and Amendment. The initial term of this Agreement with respect to each Fund is for the period from the date of the Fund’s inception through _______ and shall continue in effect from year to year thereafter provided such continuance is approved by a majority of the Independent Trustees. Either party may choose to not renew the Agreement by providing written notice to the other at least thirty days (30) prior to the next renewal period. This Agreement shall automatically and immediately terminate with respect to each Fund if (i) Dimensional no longer serves as investment adviser to such Fund, and (ii) in the event of its “assignment” (as defined in the Investment Company Act of 1940). The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.
4. Applicable Law. This Agreement shall be governed and construed in accordance with the laws of the State of Texas. To the extent that the applicable laws of the State of Texas, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act of 1940, the latter shall control.

5. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

IN WITNESS WHEREOF, the parties hereby have caused this Agreement to be executed this ____ day of ____________, 202__.

DIMENSIONAL FUND ADVISORS LP	DIMENSIONAL FUNDS TRUST

By: DIMENSIONAL HOLDINGS INC., General Partner
By: _______________________________	By: _______________________________
Name	Name
Title	Title

Schedule A

Dimensional US Core Equity Market Portfolio